J.P. Galda & Co.

Attorneys-at-Law

Three Westlakes

1055 Westlakes Drive, Suite 300

Berwyn, Pennsylvania 19312

Telephone (215) 815-1534

September 30, 2016

Via Email and EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Suzanne Hayes, Assistant Division Director
Josh Samples and Erin Jaskot

Re:	Algae Dynamics Corp.
Registration Statement on Form S-1
File No. 333-213230

Mesdames Hayes and Jaskot and Mr. Samples :

Today the Registrant has refiled Amendment No. 1 to the above – captioned Registration Statement under the correct filing number. In accordance with our telephone conversation yesterday, we have cleaned up the fee table to cover only those securities that are being registered under this Registration Statement, removing references in the table to securities that were previously registered. The number of securities registered in this Registration Statement ties to the number of shares covered in the Exhibit 5 legality opinion.

Yesterday we filed a Form RW to withdraw the improperly referenced filing.

We have removed from the prospectus all shares that were to be issued under the equity line. We believe this addresses all outstanding comments. As mentioned previously, we would like to go effective on this Registration Statement as soon as possible. After you had as an opportunity to review the filing please get back to us as soon as possible so that we may request acceleration.

Very truly yours,

/s/ J.P. Galda